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                              May 30, 2023

       Ricardo Camatta Sodr
       Chief Financial Officer
       VTEX
       125 Kingsway, WC2B 6NH
       London, United Kingdom

                                                        Re: VTEX
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed March 2, 2023
                                                            File No. 001-40626

       Dear Ricardo Camatta Sodr  :

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 5. Operating and Financial Review and Prospects
       Reconciliation of Non-GAAP Financial Measures
       FX Neutral measures, page 93

   1. We note that your presentation of most of the income statement line items on an FX neutral basis for all
periods presented is inconsistent with the guidance set forth in
                                                        Question 102.10(c) of
the C&DI on Non-GAAP Financial Measures. In future filings,
                                                        please limit your
presentation to certain key non-GAAP metrics on an FX neutral basis.
   2. Refer to Item 10(e)(1)(i)(B) of Regulation S-K. In future filings, in connection with your reconciliation of
certain non-GAAP metrics on an FX Neutral basis to their most comparable GAAP
measures, please disclose the ranges of average monthly exchange rates for all periods
presented, including each respective inflation adjustment in countries with hyper-inflation,
that were used to apply to the IFRS amounts in order to calculate
 Ricardo Camatta Sodr
VTEX
May 30, 2023
Page 2
         what your results would have been had exchange rates remained stable from one year to the next. In this regard, we note your disclosure on page 6.
Notes to the Consolidated Financial Statements
2.3 Segment reporting
a. Segment revenue by region, page F-13

3. If material, please separately disclose revenues from external customers attributed to an individual foreign country and your basis for revenue attribution. Refer to paragraph 33 of IFRS 8.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert
Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.



FirstName LastNameRicardo Camatta Sodr                         Sincerely,
Comapany NameVTEX
                                                              Division of
Corporation Finance
May 30, 2023 Page 2                                           Office of
Technology
FirstName LastName